SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 July 2022
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 27 July 2022 re: 2022 Half-Year Results - Part 2 of 2

Lloyds Banking Group plc

2022 Half-Year Results

27 July 2022

Part 2 of 2

STATUTORY INFORMATION

		Page
Condensed consolidated half-year financial statements (unaudited)
Consolidated income statement		74
Consolidated statement of comprehensive income		75
Consolidated balance sheet		76
Consolidated statement of changes in equity		78
Consolidated cash flow statement		81

Notes
1	Basis of preparation and accounting policies	82
2	Critical accounting judgements and key sources of estimation uncertainty	82
3	Segmental analysis	94
4	Net fee and commission income	96
5	Insurance claims	97
6	Operating expenses	97
7	Impairment	98
8	Tax expense	99
9	Earnings per share	99
10	Financial assets at fair value through profit or loss	100
11	Derivative financial instruments	100
12	Financial assets at amortised cost	101
13	Debt securities in issue	107
14	Retirement benefit obligations	108
15	Other provisions	109
16	Contingent liabilities, commitments and guarantees	110
17	Fair values of financial assets and liabilities	113
18	Interest rate benchmark reform	120
19	Credit quality of loans and advances to banks and customers	122
20	Dividends on ordinary shares	126
21	Future accounting developments	126
22	Other information	127

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Interest income		7,429	6,544	6,714
Interest expense		(229)	(2,171)	(1,721)
Net interest income		7,200	4,373	4,993
Fee and commission income		1,408	1,294	1,314
Fee and commission expense		(662)	(601)	(584)
Net fee and commission income	4	746	693	730
Net trading income		(19,302)	9,515	7,685
Insurance premium income		4,651	4,249	4,034
Other operating income		385	738	434
Other income		(13,520)	15,195	12,883
Total income		(6,320)	19,568	17,876
Insurance claims	5	15,043	(11,489)	(9,631)
Total income, net of insurance claims		8,723	8,079	8,245
Operating expenses	6	(4,681)	(4,897)	(5,903)
Impairment (charge) credit	7	(381)	723	655
Profit before tax		3,661	3,905	2,997
Tax expense	8	(835)	(40)	(977)
Profit for the period		2,826	3,865	2,020

Profit attributable to ordinary shareholders		2,569	3,611	1,744
Profit attributable to other equity holders		214	213	216
Profit attributable to equity holders		2,783	3,824	1,960
Profit attributable to non-controlling interests		43	41	60
Profit for the period		2,826	3,865	2,020

Basic earnings per share	9	3.7p	5.1p	2.4p
Diluted earnings per share	9	3.6p	5.0p	2.4p

The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Profit for the period	2,826	3,865	2,020
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(382)	604	1,116
Tax	175	(323)	(335)
	(207)	281	781
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	33	40	21
Tax	(1)	1	(5)
	32	41	16
Gains and losses attributable to own credit risk:
Gains (losses) before tax	421	(48)	(38)
Tax	(127)	22	12
	294	(26)	(26)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(27)	36	97
Income statement transfers in respect of disposals	(45)	(15)	17
Income statement transfers in respect of impairment	-	(2)	-
Tax	25	7	(32)
	(47)	26	82
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(3,553)	(1,153)	(1,126)
Net income statement transfers	(186)	(296)	(325)
Tax	1,011	372	442
	(2,728)	(1,077)	(1,009)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	60	(23)	(16)
Transfers to income statement (tax: £nil)	-	-	-
	60	(23)	(16)
Other comprehensive income for the period, net of tax	(2,596)	(778)	(172)
Total comprehensive income for the period	230	3,087	1,848

Total comprehensive income attributable to ordinary shareholders	(27)	2,833	1,572
Total comprehensive income attributable to other equity holders	214	213	216
Total comprehensive income attributable to equity holders	187	3,046	1,788
Total comprehensive income attributable to non-controlling interests	43	41	60
Total comprehensive income for the period	230	3,087	1,848

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Assets
Cash and balances at central banks		86,717	76,420
Items in the course of collection from banks		205	147
Financial assets at fair value through profit or loss	10	179,445	206,771
Derivative financial instruments	11	29,734	22,051
Loans and advances to banks		7,843	7,001
Loans and advances to customers		456,095	448,567
Reverse repurchase agreements		56,516	54,753
Debt securities		8,980	6,835
Financial assets at amortised cost	12	529,434	517,156
Financial assets at fair value through other comprehensive income		24,329	28,137
Investments in joint ventures and associates		351	352
Goodwill		2,629	2,320
Value of in-force business		5,189	5,514
Other intangible assets		4,399	4,196
Current tax recoverable		647	363
Deferred tax assets		3,781	3,118
Retirement benefit assets	14	5,473	4,531
Other assets		18,075	15,449
Total assets		890,408	886,525

CONSOLIDATED BALANCE SHEET (UNAUDITED) (continued)

	Note	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Liabilities
Deposits from banks		7,470	7,647
Customer deposits		478,213	476,344
Repurchase agreements at amortised cost		48,175	31,125
Items in course of transmission to banks		369	316
Financial liabilities at fair value through profit or loss		19,735	23,123
Derivative financial instruments	11	26,531	18,060
Notes in circulation		1,269	1,321
Debt securities in issue	13	74,284	71,552
Liabilities arising from insurance contracts and participating investment contracts		108,613	123,423
Liabilities arising from non-participating investment contracts		40,542	45,040
Other liabilities		22,049	19,947
Retirement benefit obligations	14	187	230
Current tax liabilities		6	6
Deferred tax liabilities		164	39
Other provisions	15	1,953	2,092
Subordinated liabilities		10,773	13,108
Total liabilities		840,333	833,373

Equity
Share capital		6,904	7,102
Share premium account		18,494	18,479
Other reserves		8,779	11,189
Retained profits		10,194	10,241
Ordinary shareholders' equity		44,371	47,011
Other equity instruments		5,485	5,906
Total equity excluding non-controlling interests		49,856	52,917
Non-controlling interests		219	235
Total equity		50,075	53,152
Total equity and liabilities		890,408	886,525

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2022	25,581	11,189	10,241	47,011	5,906	235	53,152
Comprehensive income
Profit for the period	-	-	2,569	2,569	214	43	2,826
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	-	-	(207)	(207)	-	-	(207)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	-	(47)	-	(47)	-	-	(47)
Equity shares	-	32	-	32	-	-	32
Gains and losses attributable to own credit risk, net of tax	-	-	294	294	-	-	294
Movements in cash flow hedging reserve, net of tax	-	(2,728)	-	(2,728)	-	-	(2,728)
Movements in foreign currency translation reserve, net of tax	-	60	-	60	-	-	60
Total other comprehensive income	-	(2,683)	87	(2,596)	-	-	(2,596)
Total comprehensive income1	-	(2,683)	2,656	(27)	214	43	230
Transactions with owners
Dividends	-	-	(930)	(930)	-	(61)	(991)
Distributions on other equity instruments	-	-	-	-	(214)	-	(214)
Issue of ordinary shares	89	-	-	89	-	-	89
Share buyback	(272)	272	(1,836)	(1,836)	-	-	(1,836)
Repurchase of other equity instruments	-	-	(17)	(17)	(421)	-	(438)
Movement in treasury shares	-	-	(28)	(28)	-	-	(28)
Value of employee services:
Share option schemes	-	-	24	24	-	-	24
Other employee award schemes	-	-	88	88	-	-	88
Changes in non-controlling interests	-	-	(3)	(3)	-	2	(1)
Total transactions with owners	(183)	272	(2,702)	(2,613)	(635)	(59)	(3,307)
Realised gains and losses on equity shares held at fair value through other comprehensive income	-	1	(1)	-	-	-	-
At 30 June 20222	25,398	8,779	10,194	44,371	5,485	219	50,075

1    Total comprehensive income attributable to owners of the parent was £187 million.

2    Total equity attributable to owners of the parent was £49,856 million.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2021	24,947	13,747	4,584	43,278	5,906	229	49,413
Comprehensive income
Profit for the period	-	-	3,611	3,611	213	41	3,865
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	-	-	281	281	-	-	281
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	-	26	-	26	-	-	26
Equity shares	-	41	-	41	-	-	41
Gains and losses attributable to own credit risk, net of tax	-	-	(26)	(26)	-	-	(26)
Movements in cash flow hedging reserve, net of tax	-	(1,077)	-	(1,077)	-	-	(1,077)
Movements in foreign currency translation reserve, net of tax	-	(23)	-	(23)	-	-	(23)
Total other comprehensive income	-	(1,033)	255	(778)	-	-	(778)
Total comprehensive income1	-	(1,033)	3,866	2,833	213	41	3,087
Transactions with owners
Dividends	-	-	(404)	(404)	-	(51)	(455)
Distributions on other equity instruments	-	-	-	-	(213)	-	(213)
Issue of ordinary shares	22	-	-	22	-	-	22
Movement in treasury shares	-	-	(54)	(54)	-	-	(54)
Value of employee services:
Share option schemes	-	-	27	27	-	-	27
Other employee award schemes	-	-	59	59	-	-	59
Changes in non-controlling interests	-	-	-	-	-	-	-
Total transactions with owners	22	-	(372)	(350)	(213)	(51)	(614)
Realised gains and losses on equity shares held at fair value through other comprehensive income	-	(1)	1	-	-	-	-
At 30 June 20212	24,969	12,713	8,079	45,761	5,906	219	51,886

1    Total comprehensive income attributable to owners of the parent was £3,046 million.

2    Total equity attributable to owners of the parent was £51,667 million.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 July 2021	24,969	12,713	8,079	45,761	5,906	219	51,886
Comprehensive income
Profit for the period	-	-	1,744	1,744	216	60	2,020
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	-	-	781	781	-	-	781
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	-	82	-	82	-	-	82
Equity shares	-	16	-	16	-	-	16
Gains and losses attributable to own credit risk, net of tax	-	-	(26)	(26)	-	-	(26)
Movements in cash flow hedging reserve, net of tax	-	(1,009)	-	(1,009)	-	-	(1,009)
Movements in foreign currency translation reserve, net of tax	-	(16)	-	(16)	-	-	(16)
Total other comprehensive income	-	(927)	755	(172)	-	-	(172)
Total comprehensive income1	-	(927)	2,499	1,572	216	60	1,848
Transactions with owners
Dividends	-	-	(473)	(473)	-	(42)	(515)
Distributions on other equity instruments	-	-	-	-	(216)	-	(216)
Issue of ordinary shares	15	-	-	15	-	-	15
Redemption of preference shares	597	(597)	-	-	-	-	-
Movement in treasury shares	-	-	41	41	-	-	41
Value of employee services:
Share option schemes	-	-	24	24	-	-	24
Other employee award schemes	-	-	72	72	-	-	72
Changes in non-controlling interests	-	-	(1)	(1)	-	(2)	(3)
Total transactions with owners	612	(597)	(337)	(322)	(216)	(44)	(582)
Realised gains and losses on equity shares held at fair value through other comprehensive income	-	-	-	-	-	-	-
At 31 December 20212	25,581	11,189	10,241	47,011	5,906	235	53,152

1    Total comprehensive income attributable to owners of the parent was £1,788 million.

2    Total equity attributable to owners of the parent was £52,917 million.

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 20211 £m	Half-year to 31 Dec 20211 £m

Cash flows from operating activities
Profit before tax	3,661	3,905	2,997
Adjustments for:
Change in operating assets	1,819	(1,574)	(8,791)
Change in operating liabilities	23,781	2,509	2,445
Non-cash and other items	(16,707)	2,621	3,442
Tax paid (net)	(504)	(602)	(194)
Net cash provided by (used in) operating activities	12,050	6,859	(101)
Cash flows from investing activities
Purchase of financial assets	(2,386)	(5,442)	(3,542)
Proceeds from sale and maturity of financial assets	5,308	6,378	1,909
Purchase of fixed assets	(1,646)	(1,553)	(1,675)
Proceeds from sale of fixed assets	707	710	727
Repayment of capital by joint ventures and associates	39	-	-
Acquisition of businesses, net of cash acquired	(384)	(7)	(50)
Net cash provided by (used in) investing activities	1,638	86	(2,631)
Cash flows from financing activities
Dividends paid to ordinary shareholders	(930)	(404)	(473)
Distributions on other equity instruments	(214)	(213)	(216)
Dividends paid to non-controlling interests	(61)	(51)	(42)
Interest paid on subordinated liabilities	(387)	(456)	(847)
Proceeds from issue of subordinated liabilities	-	499	-
Proceeds from issue of ordinary shares	17	12	13
Share buyback	(1,836)	-	-
Repayment of subordinated liabilities	(1,644)	(471)	(585)
Repurchase of other equity instruments	(438)	-	-
Change in stake of non-controlling interests	2	-	-
Net cash used in financing activities	(5,491)	(1,084)	(2,150)
Effects of exchange rate changes on cash and cash equivalents	594	(66)	136
Change in cash and cash equivalents	8,791	5,795	(4,746)
Cash and cash equivalents at beginning of period	79,194	78,145	83,940
Cash and cash equivalents at end of period	87,985	83,940	79,194

1    Restated, see page 82.

Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with an original maturity of less than three months. Included within cash and cash equivalents at 30 June 2022 is £74 million (30 June 2021: £76 million; 31 December 2021: £76 million) held within the Group's long-term insurance and investments operations, which is not immediately available for use in the business.
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS

Note 1: Basis of preparation and accounting policies

These condensed consolidated half-year financial statements as at and for the period to 30 June 2022 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as adopted by the United Kingdom and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group's consolidated financial statements as at and for the year ended 31 December 2021 which complied with international accounting standards in conformity with the requirements of the Companies Act 2006 and were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Copies of the 2021 Annual Report and Accounts are available on the Group's website and are available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code's principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group's 2021 Annual Report and Accounts.

The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements. In reaching this assessment, the Directors have taken into account the uncertainties affecting the UK economy and their potential effects upon the Group's performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the Directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.

Changes in accounting policy

Except for the matter referred to below, the Group's accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2021 and there have been no changes in the Group's methods of computation.

Cash and cash equivalents: Following a decision by the IFRS Interpretations Committee in April 2022, the Group includes mandatory reserve deposits with central banks that are held in demand accounts within cash and cash equivalents disclosed in the cash flow statement, whereas these amounts were previously excluded from the amount presented in the cash flow statement. This change increased the Group's cash and cash equivalents at 31 December 2021 by £2,815 million (to £79,194 million) and at 30 June 2021 by £3,117 million (to £83,940 million).

Future accounting developments

Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2022 and which have not been applied in preparing these condensed consolidated half-year financial statements are set out in note 21.

Related party transactions

The Group has had no significant related party transactions during the half-year to 30 June 2022. Related party transactions for the half-year to 30 June 2022 are similar in nature to those for the year ended 31 December 2021. Full details of the Group's related party transactions for the year ended 31 December 2021 can be found in the Group's 2021 Annual Report and Accounts.

Note 2: Critical accounting judgements and key sources of estimation uncertainty

The preparation of the Group's financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group's significant judgements, estimates and assumptions are unchanged compared to those applied at 31 December 2021, except as detailed below.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

Allowance for expected credit losses

The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 30 June 2022 the Group's expected credit loss allowance was £4,120 million (31 December 2021: £4,042 million), of which £3,884 million (31 December 2021: £3,842 million) was in respect of drawn balances.

The calculation of the Group's expected credit loss allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. These are set out in detail in the Group's financial statements for the year ended 31 December 2021. The principal changes made in the half-year to 30 June 2022 are as follows:

Base case and MES economic assumptions

The Group's base case economic scenario has been revised in light of the ongoing war in Ukraine, intensifying global inflation pressures, and a continuing shift towards a more restrictive monetary policy stance by central banks. The Group's updated base case scenario has two conditioning assumptions: first, no further UK COVID-19 national lockdowns are mandated; and, second, the war in Ukraine remains 'local', i.e. without overtly involving neighbouring countries, NATO or China.

Based on these assumptions and incorporating the economic data published in the second quarter, the Group's base case scenario is for a modest rise in the unemployment rate alongside an easing of residential and commercial property prices, as the UK Bank Rate continues to be raised in response to persistent inflationary pressures. Risks around this base case economic view lie in both directions, and are partly captured by the generation of alternative economic scenarios. Uncertainties relating to key epidemiological developments, notably the possibility that a vaccine-resistant strain could emerge, are not specifically captured by these scenarios. These specific risks are recognised outside of the modelled scenarios with a central adjustment.

The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the second quarter of 2022, for which actuals may have since emerged prior to publication.

The Group's approach to generating alternative economic scenarios is set out in detail in its financial statements for the year ended 31 December 2021. For June 2022, the Group has judged it appropriate to include a non-modelled severe downside scenario to incorporate high CPI inflation and UK Bank Rate profiles and to adopt this adjusted severe downside scenario to calculate the Group's ECL. This is because the historic macroeconomic and loan loss data upon which the scenario model is calibrated imply an association of downside economic outcomes with easier monetary policy, and therefore low interest rates. The adjustment is considered to better reflect the risks around the Group's base case view in an economic environment where supply shocks are the principal concern.

Scenarios by year

Key annual assumptions made by the Group are shown below. Gross domestic product and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period. For 31 December 2021, CPI numbers are translations of modelled Retail Price Index excluding mortgage interest payments (RPIX) estimates, except for the base case view.

The key UK economic assumptions made by the Group averaged over a five-year period are also shown below. The use of calendar years maintains a comparability between tables disclosed, noting that comparatives reflect one calendar year earlier.
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

At 30 June 2022	2022%	2023%	2024%	2025%	2026%	2022 to 2026 average %

Upside
Gross domestic product	3.5	1.2	1.8	1.7	1.7	2.0
Unemployment rate	3.1	2.7	2.9	3.2	3.4	3.1
House price growth	3.2	3.6	9.3	5.9	4.3	5.2
Commercial real estate price growth	9.2	1.8	0.9	(0.9)	(0.2)	2.1
UK Bank Rate	1.64	3.12	2.97	2.88	2.78	2.68
CPI inflation	8.6	5.5	2.5	1.9	2.2	4.1

Base case
Gross domestic product	3.3	0.6	1.5	1.6	1.7	1.7
Unemployment rate	3.8	4.2	4.4	4.5	4.5	4.3
House price growth	1.8	(1.4)	3.4	1.2	1.0	1.2
Commercial real estate price growth	1.8	(5.0)	(1.6)	(1.3)	0.8	(1.1)
UK Bank Rate	1.44	2.25	2.00	2.00	2.00	1.94
CPI inflation	8.6	5.5	2.2	1.3	1.5	3.8

Downside
Gross domestic product	3.0	(0.1)	1.1	1.4	1.7	1.4
Unemployment rate	4.5	6.0	6.3	6.1	5.9	5.8
House price growth	(0.1)	(7.6)	(4.6)	(5.1)	(3.5)	(4.2)
Commercial real estate price growth	(4.4)	(11.9)	(5.5)	(3.6)	(0.7)	(5.3)
UK Bank Rate	1.25	1.23	0.80	0.85	0.95	1.02
CPI inflation	8.7	5.5	1.8	0.6	0.7	3.5

Severe downside
Gross domestic product	1.6	(1.8)	1.0	1.4	1.6	0.8
Unemployment rate	5.8	8.7	8.7	8.3	7.7	7.8
House price growth	(1.6)	(14.0)	(12.3)	(10.5)	(6.4)	(9.1)
Commercial real estate price growth	(14.9)	(20.9)	(11.0)	(5.6)	1.0	(10.6)
UK Bank Rate - modelled	0.76	0.18	0.18	0.21	0.24	0.31
UK Bank Rate - adjusted	2.94	4.75	3.00	2.25	2.25	3.04
CPI inflation - modelled	8.6	5.1	0.9	(0.5)	(0.5)	2.7
CPI inflation - adjusted	9.8	13.7	4.1	1.7	0.1	5.9

Probability-weighted
Gross domestic product	3.1	0.3	1.5	1.5	1.7	1.6
Unemployment rate	4.0	4.7	5.0	5.0	4.9	4.7
House price growth	1.3	(3.0)	1.2	(0.5)	(0.1)	(0.2)
Commercial real estate price growth	0.5	(6.6)	(3.0)	(2.3)	0.1	(2.3)
UK Bank Rate - modelled	1.37	2.00	1.75	1.74	1.75	1.72
UK Bank Rate - adjusted	1.59	2.46	2.03	1.94	1.95	1.99
CPI inflation - modelled	8.6	5.5	2.0	1.1	1.3	3.7
CPI inflation - adjusted	8.8	6.3	2.3	1.3	1.3	4.0

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

At 31 December 2021	2021%	2022%	2023%	2024%	2025%	2021 to 2025 average %

Upside
Gross domestic product	7.1	4.0	1.4	1.3	1.4	3.0
Unemployment rate	4.4	3.3	3.4	3.5	3.7	3.7
House price growth	10.1	2.6	4.9	4.7	3.6	5.1
Commercial real estate price growth	12.4	5.8	0.7	1.0	(0.6)	3.7
UK Bank Rate	0.14	1.44	1.74	1.82	2.03	1.43
CPI inflation	2.6	5.9	3.3	2.6	3.3	3.5

Base case
Gross domestic product	7.1	3.7	1.5	1.3	1.3	2.9
Unemployment rate	4.5	4.3	4.4	4.4	4.5	4.4
House price growth	9.8	0.0	0.0	0.5	0.7	2.1
Commercial real estate price growth	10.2	(2.2)	(1.9)	0.1	0.6	1.2
UK Bank Rate	0.14	0.81	1.00	1.06	1.25	0.85
CPI inflation	2.6	5.9	3.0	1.6	2.0	3.0

Downside
Gross domestic product	7.1	3.4	1.3	1.1	1.2	2.8
Unemployment rate	4.7	5.6	5.9	5.8	5.7	5.6
House price growth	9.2	(4.9)	(7.8)	(6.6)	(4.7)	(3.1)
Commercial real estate price growth	8.6	(10.1)	(7.0)	(3.4)	(0.3)	(2.6)
UK Bank Rate	0.14	0.45	0.52	0.55	0.69	0.47
CPI inflation	2.6	5.8	2.8	1.3	1.6	2.8

Severe downside
Gross domestic product	6.8	0.9	0.4	1.0	1.4	2.1
Unemployment rate	4.9	7.7	8.5	8.1	7.6	7.3
House price growth	9.1	(7.3)	(13.9)	(12.5)	(8.4)	(6.9)
Commercial real estate price growth	5.8	(19.6)	(12.1)	(5.3)	(0.5)	(6.8)
UK Bank Rate	0.14	0.04	0.06	0.08	0.09	0.08
CPI inflation	2.6	5.8	2.3	0.5	0.9	2.4

Probability-weighted
Gross domestic product	7.0	3.4	1.3	1.2	1.3	2.8
Unemployment rate	4.6	4.7	5.0	5.0	4.9	4.8
House price growth	9.6	(1.4)	(2.3)	(1.7)	(1.0)	0.6
Commercial real estate price growth	9.9	(3.9)	(3.7)	(1.2)	(0.1)	0.1
UK Bank Rate	0.14	0.82	0.99	1.04	1.20	0.83
CPI inflation	2.6	5.9	2.9	1.7	2.2	3.1

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

Base case scenario by quarter

Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year i.e from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 June 2022	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%

Gross domestic product	0.8	(0.4)	0.1	0.2	0.2	0.2	0.4	0.4
Unemployment rate	3.7	3.8	3.8	3.9	4.0	4.2	4.3	4.3
House price growth	11.1	10.5	6.8	1.8	(2.2)	(4.1)	(3.7)	(1.4)
Commercial real estate price growth	18.0	15.3	9.5	1.8	(4.3)	(6.3)	(5.3)	(5.0)
UK Bank Rate	0.75	1.25	1.75	2.00	2.25	2.25	2.25	2.25
CPI inflation	6.2	9.1	9.3	10.0	9.0	5.4	5.0	2.8

At 31 December 2021	First quarter 2021%	Second quarter 2021%	Third quarter 2021%	Fourth quarter 2021%	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%

Gross domestic product	(1.3)	5.4	1.1	0.4	0.1	1.5	0.5	0.3
Unemployment rate	4.9	4.7	4.3	4.3	4.4	4.3	4.3	4.3
House price growth	6.5	8.7	7.4	9.8	8.4	6.1	3.2	0.0
Commercial real estate price growth	(2.9)	3.4	7.5	10.2	8.4	5.2	0.9	(2.2)
UK Bank Rate	0.10	0.10	0.10	0.25	0.50	0.75	1.00	1.00
CPI inflation	0.6	2.1	2.8	4.9	5.3	6.5	6.3	5.3
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

ECL sensitivity to economic assumptions

The table below shows the Group's ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is constant, reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £376 million compared to £223 million at 31 December 2021.

At 30 June 2022	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	837	462	610	980	2,213
Credit cards	629	546	597	686	804
Other Retail	997	949	981	1,029	1,093
Commercial Banking	1,411	1,215	1,310	1,482	2,093
Other	246	244	246	246	247
ECL allowance	4,120	3,416	3,744	4,423	6,450

At 31 December 2021
UK mortgages	837	637	723	967	1,386
Credit cards	521	442	500	569	672
Other Retail	908	844	892	947	1,034
Commercial Banking	1,333	1,196	1,261	1,403	1,753
Other	443	441	443	444	446
ECL allowance	4,042	3,560	3,819	4,330	5,291

The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group's ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged and is assessed through the direct impact on modelled ECL only.

The table below shows the impact on the Group's ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime PDs.

	At 30 June 2022		At 31 December 2021
1pp increase in unemployment £m		1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m

UK mortgages	13	(11)	23	(18)
Credit cards	22	(22)	20	(20)
Other Retail	14	(13)	14	(14)
Commercial Banking	53	(45)	49	(42)
Other	1	(1)	1	(1)
ECL impact	103	(92)	107	(95)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

The table below shows the impact on the Group's ECL in respect of UK mortgages resulting from an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. The increased ECL sensitivity in the period has resulted from the change in definition of default and associated model changes. This has resulted in greater univariate sensitivity of predicted defaults and possession rates to future house price levels, alongside the direct impact on forecast sale values.

	At 30 June 2022		At 31 December 2021
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI

ECL impact, £m	(137)	216	(112)	162

Application of judgement in adjustments to modelled ECL

Impairment models fall within the Group's model risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group's impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group's allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments.

Judgements are not typically assessed under each distinct economic scenario used to generate ECL, but instead are applied incrementally to final modelled ECL which reflects the probability-weighted view of all scenarios. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria identified.

The coronavirus pandemic and the various support measures that were put in place resulted in an economic environment which differed significantly from the historical economic conditions upon which the impairment models had been built. As a result there has been a greater need for management judgements to be applied alongside the use of models. Over the first half of 2022 the intensifying inflationary pressures within the Group's outlook have created further risks not present in these historic conditions. Conversely, the direct impact of the pandemic on both economic and credit performance has appeared to reduce, resulting in a reduction in judgements required specifically to capture COVID-19 risks. At 30 June 2022 total management judgement resulted in additional ECL allowances of £801 million (31 December 2021: £1,284 million). The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

			Judgements due to:
At 30 June 2022	Modelled ECL £m	Individually assessed £m	COVID-191 £m	Inflationary risk £m	Other £m	Total ECL £m

UK mortgages	565	-	39	-	233	837
Credit cards	528	-	18	91	(8)	629
Other Retail	856	-	16	63	62	997
Commercial Banking	413	911	17	121	(51)	1,411
Other	46	-	200	-	-	246
Total	2,408	911	290	275	236	4,120

At 31 December 2021
UK mortgages	292	-	67	52	426	837
Credit cards	436	-	94	-	(9)	521
Other Retail	801	-	57	-	50	908
Commercial Banking	281	905	161	-	(14)	1,333
Other	43	-	400	-	-	443
Total	1,853	905	779	52	453	4,042

1    Judgements introduced to address the impact that COVID-19 and resulting interventions have had on the Group's economic outlook and observed loss experience, which have required additional model limitations to be addressed.

Except as noted below, the nature of the judgements is consistent with those applied by the Group in its financial statements for the year ended 31 December 2021. The 30 June 2022 allowance has been re-assessed based on latest economic outlook, data points and modelled result.

Judgements due to COVID-19

UK mortgages: £39 million (31 December 2021: £67 million)

These adjustments principally comprise:

Increase in time to repossession: £39 million (31 December 2021: £52 million)

This reflects an adjustment made to allow for an increase in the time assumed between default and repossession as a result of the Group temporarily suspending the repossession of properties to support customers during the pandemic. The reduction in scale of the judgement reflects the lower sensitivity of the time between default and repossession following the change in definition of default to align with the CRD IV regulatory definition adopted from 1 January 2022.

Credit cards: £18 million (31 December 2021: £94 million) and Other Retail: £16 million (31 December 2021: £57 million)

These adjustments principally comprise:

Recognition of support measures: Credit cards: £18 million (31 December 2021: £94 million) and Other Retail: £16 million (31 December 2021: £40 million)

Government support and subdued levels of consumer spending were judged to contribute to a reduced flow of accounts into default. Adjustments to address reduced default rates have been largely released following convergence between actual and predicted levels, with predicted levels reducing as a consequence of an improved economic outturn. Default rates continue to be adjusted for Motor and Business Banking where defaults remain below predictions, or in the case of Business Banking, susceptible to the impact of Business Bounce Back Loans. The remaining adjustment on credit cards is to reverse the benefit of lower predicted exposures at default due to the current subdued levels of consumer spending.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

Commercial Banking: £17 million (31 December 2021: £161 million)

These adjustments principally comprise:

Adjustment to economic variables used as inputs to models: £22 million (31 December 2021: £89 million)

Observed reductions in the rate of UK corporate insolvencies, used as an input to commercial default models, continue to require judgemental uplifts, to generate a more appropriate level of predicted defaults. With model outputs based on the lagged 12 months of observed insolvency data, management believe that the historically low levels of insolvencies seen during 2021 were impacted by the pandemic and still do not fully reflect the underlying credit risk, however the adjustment has reduced significantly as observed levels of insolvencies have started to normalise and arrears have remained low.

Specific sector risks: £nil (31 December 2021: £80 million)

Judgemental uplifts which previously applied a targeted stress on likelihood and severity of loss to sectors considered to be exposed to an elevated risk from COVID-19 have been released. This is because COVID-19 and potential social restrictions are no longer considered to pose an elevated risk to these industries. Wider economic risks have now been assessed separately with similar judgemental adjustments raised to reflect inflationary pressures.

Other: £200 million (31 December 2021: £400 million)

Central adjustment in respect of economic uncertainty

An important element of the methodology used to calculate the Group's ECL allowance is the determination of a base case economic scenario, predicated on certain conditioning assumptions, which is then used to derive alternative economic scenarios using stochastic shocks. The base case represents the Group's most likely view, however management believes that in the context of the pandemic, the possibility that the conditioning assumptions are invalidated remains to the downside. In particular, the possibility that a future virus mutation has vaccine resistance leading to serious social and economic disruption. Such a possibility lies outside of the Group's current methodology because it would invalidate one of the key assumptions behind the base case forecast. The likelihood and impact of a vaccine resistant mutation is difficult to estimate with any precision therefore the Group has used judgement to determine a reasonable estimate of this additional downside risk, informed by several approaches.

As at 30 June 2022, this adjustment has been reduced from £400 million to £200 million, reflecting the reduced risk seen through lower levels of mortality in the UK and globally, while continuing to recognise that the risk of a vaccine resistant mutation remains. Two further sub-variants of Omicron classed as variants of concern towards the end of May are now predominant in the UK and are causing a recent increase in infection and hospitalisations. The recent increase in COVID-19 infections demonstrates the need to retain some caution, however COVID-19 is no longer considered to pose the same level of elevated risk as at 31 December 2021.

One approach used to quantify the amount of the central adjustment of £200 million (31 December 2021: £400 million) is to apply a 5 per cent re-weighting from the stated upside to the stated severe downside scenario, a reduced re-weight from 31 December 2021. Another approach is to apply a half of the impact of the stated univariate sensitivities of unemployment (1 percentage point increase) and HPI (10 percentage point decrease), still reflecting a more immediate and therefore greater ECL impact than the gradual increase reflected in those sensitivities.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

Judgements due to inflationary risk

Credit cards: £91 million (31 December 2021: £nil) and Other Retail: £63 million (31 December 2021: £nil)

Inflationary risk on Retail segments: Credit cards: £56 million (31 December 2021: £nil) and Other Retail: £33 million (31 December 2021: £nil)

Although portfolio performance remains strong, and no deterioration in credit risk has been observed to date due to high inflation and a rising interest rate environment, management have made an adjustment for customers most vulnerable to inflationary pressures and interest rate rises which may impact the ability to maintain repayment commitments. Additional ECL has been raised for customers with lower income levels and higher indebtedness based on a higher estimated likelihood of default. Management will monitor customer performance over time to ensure that this adjustment remains reasonable and appropriate.

Adjustment to affordability: Credit cards: £35 million (31 December 2021: £nil) and Other Retail: £30 million (31 December 2021: £nil)

The Group's ECL models for credit cards and personal loan portfolios use predictions of wage growth to account for future affordability stress. As rapidly increasing inflation is currently eroding assumed nominal wage growth, adjustments have been made to the econometric models to account for real, rather than nominal, income to produce adjusted expected default forecasts. Management believe that this is an appropriate way to account for the aggregate inflationary risk in these unsecured portfolios and will continue to monitor both actual economic and customer outcomes to ensure that this adjustment remains reasonable and appropriate.

Commercial Banking: £121 million (31 December 2021: £nil)

Sectors at risk: £121 million (31 December 2021: £nil)

Management believe that new risks have emerged for certain sectors due to impacts from heightened inflationary pressures and rising interest rates beyond what is captured in the models. An adjustment of £121 million has been raised to increase ECL for specific commercial sectors deemed most susceptible to inflationary pressures. Management will continue to closely monitor all sectors of the economy and revise the sectors in scope of this judgement as risks and corporate borrower performance evolve.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

Other judgements

UK mortgages: £233 million (31 December 2021: £426 million)

These adjustments principally comprise:

Long-term defaults: £115 million (31 December 2021: £87 million)

The Group suspended mortgage litigation activity between late-2014 and mid-2018 as policy changes were implemented for the treatment of amounts in arrears, interrupting the natural flow of accounts to repossession. Provision coverage is uplifted to the equivalent levels of those accounts already in repossession on an estimated shortfall of balances expected to flow to possession. A further adjustment is made to accounts which have been in default for more than 24 months, with an arrears balance increase in the last 6 months. These accounts have their probability of possession set to 95 per cent based on observed historical losses incurred on accounts that were of an equivalent status. The increase in the judgement reflects a lower modelled coverage that requires a larger adjustment to reach the same levels.

End-of-term interest-only: £28 million (31 December 2021: £174 million)

The adoption of a definition of default in 2022 for UK mortgages that now includes interest-only accounts that become 90 days past due has removed the previous need to adjust for losses associated with interest-only accounts that have missed their final capital payment. A remaining smaller adjustment has been maintained to mitigate the risk that the model potentially understates the credit losses associated with interest-only accounts that have not yet reached maturity but could potentially miss their final capital payment when it falls due.

Adjustment for specific segments: £50 million (31 December 2021: £54 million)

The Group monitors risks across specific segments of its portfolios which may not be fully captured through wider collective models. Judgemental increases applied to probability of default on forborne accounts (31 December 2021: £18 million) have been removed as models now include forborne accounts in Stage 3 assets. There is negligible change to the judgement (31 December 2021: £36 million) for fire safety and cladding uncertainty. This captures risks within the assessment of affordability and asset valuations, not captured by underlying models.

Credit cards: £(8) million (31 December 2021: £(9) million) and Other Retail: £62 million (31 December 2021: £50 million)

These adjustments principally comprise:

Lifetime extension on revolving products: Credit cards: £57 million (31 December 2021: £41 million) and Other Retail: £9 million (31 December 2021: £5 million)

As per the Group's financial statements for the year ended 31 December 2021, an adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three year modelled lifetime, which reflected the outcome data available when the model was developed. Previously this was deemed to be six years by increasing default probabilities through the extrapolation of the default trajectory observed throughout the three years and beyond. During 2022, work was undertaken to reassess the expected lifetime for these assets, concluding in an extension of the expected lifetime from six to ten years, resulting in an increase to this adjustment.

Adjustments to loss given defaults (LGDs): Credit cards: £(63) million (31 December 2021: £(37) million) and Other Retail: £45 million (31 December 2021: £26 million)

A number of adjustments have been made to the loss given default assumptions used within unsecured and motor credit models. These include judgements held previously, notably in relation to the alignment of MBNA credit card cure rates as collection strategies harmonise. Alongside this, new adjustments have also been raised to capture recent improvements in observed cure rates offset by updates to recovery cost assumptions. These adjustments will be released once incorporated into models through future recalibration which is pending model development.

Commercial Banking: £(51) million (31 December 2021: £(14) million)

Adjustments to loss given defaults (LGDs): £(51) million (31 December 2021: £(14) million)

The modelling approach for loss given default for commercial exposures has been reviewed and management believe that it is necessary to adjust ECL to mitigate limitations identified in the approach which are causing loss given default to be inflated. These include the benefit from amortisation of exposures relative to collateral values at default and a move to an exposure-weighted approach being adopted. The latter driving the increase in this judgement at 30 June 2022. These temporary adjustments will be addressed through future model development therefore removing the need to judgementally adjust.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 3: Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of certain asset sales; volatile items; the insurance grossing adjustment; liability management; restructuring costs relating to merger, acquisition and integration activities; payment protection insurance provisions; the amortisation of purchased intangible assets; and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

The Group's activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth. There has been no change to the descriptions of these segments as provided in note 4 to the Group's financial statements for the year ended 31 December 2021, neither has there been any change to the Group's segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2021.

In the half-year to 30 June 2022:

●  The Group has reviewed and updated its methodology for liquidity transfer pricing between segments

●  Certain customer relationships have been migrated from the SME business within Commercial Banking to Business Banking within Retail

●  The Group has revised the treatment of restructuring costs and all such costs other than those relating to merger, acquisition and integration activities are now reported within operating costs in arriving at underlying profit

Comparatives have been presented on a consistent basis in respect of the above changes.

The table below analyses the Group's income and profit by segment on an underlying basis and provides a reconciliation through to certain lines in the Group's statutory income statement. Total income, net of insurance claims is also analysed between external and inter-segment income. The Group's full segmental income statement on an underlying basis is shown on page 21.

Half-year to 30 June 2022	Net interest income £m	Other income, net of insurance claims £m	Total income, net of insurance claims1 £m	Profit before tax £m	External income £m	Inter-segment income (expense) £m

Underlying basis
Retail	4,845	946	5,791	2,486	6,008	(217)
Commercial Banking	1,220	626	1,846	686	1,737	109
Insurance and Wealth	40	724	764	186	746	18
Other	30	233	263	388	173	90
Group	6,135	2,529	8,664	3,746	8,664	-
Reconciling items:
Insurance grossing adjustment	1,139	(1,083)	56	-
Market volatility and asset sales	(12)	76	64	69
Amortisation of purchased intangibles	-	-	-	(35)
Restructuring costs2	-	-	-	(47)
Fair value unwind and other items	(62)	1	(61)	(72)
Group - statutory	7,200	1,523	8,723	3,661

1    Total income, net of insurance claims does not include operating lease depreciation which, on a statutory basis, is included within operating costs.

2    Restructuring costs related to merger, acquisition and integration activities.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 3: Segmental analysis (continued)

Half-year to 30 June 20211	Net interest income £m	Other income, net of insurance claims £m	Total income, net of insurance claims2 £m	Profit before tax £m	External income £m	Inter-segment income (expense) £m

Underlying basis
Retail	4,423	813	5,236	2,398	5,722	(486)
Commercial Banking	971	676	1,647	1,139	1,683	(36)
Insurance and Wealth	12	660	672	56	684	(12)
Other	12	268	280	227	(254)	534
Group	5,418	2,417	7,835	3,820	7,835	-
Reconciling items:
Insurance grossing adjustment	(938)	1,026	88	-
Market volatility and asset sales	(18)	279	261	239
Amortisation of purchased intangibles	-	-	-	(35)
Restructuring costs3	-	(8)	(8)	(10)
Fair value unwind and other items	(89)	(8)	(97)	(109)
Group - statutory	4,373	3,706	8,079	3,905

Half-year to 31 December 20211	Net interest income £m	Other income, net of insurance claims £m	Total income, net of insurance claims2 £m	Profit before tax £m	External income £m	Inter-segment income (expense) £m

Underlying basis
Retail	4,627	925	5,552	2,849	6,045	(493)
Commercial Banking	1,034	598	1,632	222	1,652	(20)
Insurance and Wealth	8	773	781	297	678	103
Other	76	347	423	348	13	410
Group	5,745	2,643	8,388	3,716	8,388	-
Reconciling items:
Insurance grossing adjustment	(604)	733	129	-
Market volatility and asset sales	(73)	(70)	(143)	(152)
Amortisation of purchased intangibles	-	-	-	(35)
Restructuring costs3	-	(51)	(51)	(442)
Fair value unwind and other items	(75)	(3)	(78)	(90)
Group - statutory	4,993	3,252	8,245	2,997

1    Restated, see page 94.

2    Total income, net of insurance claims does not include operating lease depreciation which, on a statutory basis, is included within operating costs.

3    Restructuring costs related to merger, acquisition and integration activities.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 3: Segmental analysis (continued)

	Segment external assets		Segment customer deposits		Segment external liabilities
	At 30 Jun 2022 £m	At 31 Dec 20211 £m	At 30 Jun 2022 £m	At 31 Dec 20211 £m	At 30 Jun 2022 £m	At 31 Dec 20211 £m

Retail	376,079	371,746	321,781	318,947	326,060	323,135
Commercial Banking	147,075	135,628	140,980	141,372	186,885	178,445
Insurance and Wealth	175,971	196,235	14,853	15,626	183,263	204,028
Other	191,283	182,916	599	399	144,125	127,765
Total Group	890,408	886,525	478,213	476,344	840,333	833,373

1    Restated, see page 94.

Note 4: Net fee and commission income

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Fee and commission income:
Current accounts	330	312	326
Credit and debit card fees	561	384	499
Commercial banking and treasury fees	179	215	198
Unit trust and insurance broking	47	58	55
Factoring	40	38	38
Other fees and commissions	251	287	198
Total fee and commission income	1,408	1,294	1,314
Fee and commission expense	(662)	(601)	(584)
Net fee and commission income	746	693	730

Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking; and unit trust and insurance broking fees arise in Insurance and Wealth.
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 5: Insurance claims

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Life insurance and investment contracts
Claims and surrenders	(4,423)	(4,465)	(4,598)
Change in insurance and participating investment contracts	14,782	(4,395)	(3,079)
	10,359	(8,860)	(7,677)
Non-participating investment contracts
Change in non-participating investment contracts	4,777	(2,642)	(1,939)
	15,136	(11,502)	(9,616)
Reinsurers' share	63	181	104
	15,199	(11,321)	(9,512)
Change in unallocated surplus	17	(20)	55
Total life insurance and investment contracts	15,216	(11,341)	(9,457)
Non-life insurance
Total non-life insurance claims, net of reinsurance	(173)	(148)	(174)
Total insurance claims	15,043	(11,489)	(9,631)

Note 6: Operating expenses

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Staff costs:
Salaries and social security costs	1,631	1,555	1,493
Pensions and other post-retirement benefit schemes (note 14)	235	284	254
Restructuring and other staff costs	154	117	182
	2,020	1,956	1,929
Premises and equipment costs	140	130	131
Other expenses:
Communications and data processing	679	584	597
UK bank levy	-	-	132
Regulatory and legal provisions (note 15)	79	425	875
Other	553	559	657
	1,311	1,568	2,261
Depreciation and amortisation	1,210	1,243	1,582
Total operating expenses	4,681	4,897	5,903

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 7: Impairment

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Impact of transfers between stages	421	145	(212)
Other changes in credit quality	18	(506)	59
Additions and repayments	(65)	(366)	(452)
Methodology and model changes	3	3	(45)
Other items	4	1	(5)
	(40)	(868)	(443)
Total impairment charge (credit)	381	(723)	(655)

In respect of:
Loans and advances to banks	3	(3)	(2)
Loans and advances to customers	335	(622)	(494)
Debt securities	2	-	-
Financial assets held at amortised cost	340	(625)	(496)
Other assets	6	2	-
Impairment charge (credit) on drawn balances	346	(623)	(496)
Loan commitments and financial guarantees	35	(98)	(159)
Financial assets at fair value through other comprehensive income	-	(2)	-
Total impairment charge (credit)	381	(723)	(655)

There was no charge in respect of residual value impairment and voluntary terminations within the Group's UK Motor Finance business (half-year to 30 June 2021: release of £41 million; half-year to 31 December 2021: release of £36 million).

The Group's impairment charge comprises the following:

Impact of transfers between stages

The net impact on the impairment charge of transfers between stages.

Other changes in credit quality

Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer credit quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge of write-offs and recoveries, where the related loss allowances are reassessed to reflect the view of credit quality at the balance sheet date and therefore the ultimate realisable or recoverable value.

Additions and repayments

Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances resulting from the repayment of outstanding balances that have been provided against.

Methodology and model changes

Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs or to the underlying assumptions, as well as the impact of changing the models used.
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 8: Tax expense

In accordance with IAS 34, the Group's income tax expense for the half-year to 30 June 2022 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Profit before tax	3,661	3,905	2,997
UK corporation tax thereon at 19 per cent (2021: 19 per cent)	(696)	(742)	(569)
Impact of surcharge on banking profits	(161)	(229)	(210)
Non-deductible costs: conduct charges	(4)	(7)	(178)
Non-deductible costs: bank levy	-	-	(22)
Other non-deductible costs	(27)	(67)	(16)
Non-taxable income	67	35	5
Tax relief on coupons on other equity instruments	41	40	41
Tax-exempt gains on disposals	38	36	104
Tax losses where no deferred tax recognised	(5)	(9)	8
Remeasurement of deferred tax due to rate changes	(23)	970	(16)
Differences in overseas tax rates	(43)	(25)	6
Policyholder tax	(40)	(36)	(27)
Policyholder deferred tax asset in respect of life assurance expenses	20	4	(73)
Adjustments in respect of prior years	(2)	(10)	(30)
Tax expense	(835)	(40)	(977)

Note 9: Earnings per share
	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Profit attributable to ordinary shareholders - basic and diluted	2,569	3,611	1,744

	Half-year to 30 Jun 2022 million	Half-year to 30 Jun 2021 million	Half-year to 31 Dec 2021 million

Weighted-average number of ordinary shares in issue - basic	70,192	70,894	70,979
Adjustment for share options and awards	881	854	842
Weighted-average number of ordinary shares in issue - diluted	71,073	71,748	71,821

Basic earnings per share	3.7p	5.1p	2.4p
Diluted earnings per share	3.6p	5.0p	2.4p

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 10: Financial assets at fair value through profit or loss

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Trading assets	14,990	21,760
Other financial assets mandatorily at fair value through profit or loss:
Loans and advances to banks	4,797	3,684
Loans and advances to customers	9,648	10,933
Debt securities	36,499	40,379
Treasury and other bills	21	19
Contracts held with reinsurers	11,194	12,371
Equity shares	102,296	117,625
	164,455	185,011
Total financial assets at fair value through profit or loss	179,445	206,771

Other financial assets mandatorily at fair value through profit or loss include assets backing insurance contracts and investment contracts of £159,730 million (31 December 2021: £179,988 million).

Note 11: Derivative financial instruments

	At 30 June 2022		At 31 December 2021
	Fair value of assets £m	Fair value of liabilities £m	Fair value of assets £m	Fair value of liabilities £m

Trading and other
Exchange rate contracts	8,748	8,494	4,433	4,262
Interest rate contracts	18,811	15,702	16,702	12,418
Credit derivatives	248	199	95	175
Equity and other contracts	1,730	1,662	735	878
	29,537	26,057	21,965	17,733
Hedging
Derivatives designated as fair value hedges	51	461	53	308
Derivatives designated as cash flow hedges	146	13	33	19
	197	474	86	327
Total recognised derivative assets/liabilities	29,734	26,531	22,051	18,060

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 12: Financial assets at amortised cost

Half-year to 30 June 2022

	Gross carrying amount					Allowance for expected credit losses
Stage 1 £m		Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Loans and advances to banks
At 1 January 2022	7,002	-	-	-	7,002	1	-	-	-	1
Exchange and other adjustments	497	-	-	-	497	-	-	-	-	-
Other changes in credit quality						2	-	-	-	2
Additions and repayments	348	-	-	-	348	1	-	-	-	1
Charge to the income statement						3	-	-	-	3
At 30 June 2022	7,847	-	-	-	7,847	4	-	-	-	4
Allowance for impairment losses	(4)	-	-	-	(4)
Net carrying amount	7,843	-	-	-	7,843

Loans and advances to customers
At 1 January 2022	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820
Exchange and other adjustments1	138	14	(21)	30	161	1	-	19	53	73
Transfers to Stage 1	8,517	(8,478)	(39)		-	173	(166)	(7)		-
Transfers to Stage 2	(21,796)	22,078	(282)		-	(46)	101	(55)		-
Transfers to Stage 3	(580)	(2,279)	2,859		-	(2)	(74)	76		-
Impact of transfers between stages	(13,859)	11,321	2,538		-	(129)	353	178		402
						(4)	214	192		402
Other changes in credit quality						(171)	(21)	206	(8)	6
Additions and repayments	11,162	(2,305)	(509)	(573)	7,775	36	(33)	(67)	(12)	(76)
Methodology and model changes						(2)	(18)	45	(22)	3
Charge (credit) to the income statement						(141)	142	376	(42)	335
Advances written off			(428)	(19)	(447)			(428)	(19)	(447)
Recoveries of advances written off in previous years			72	-	72			72	-	72
At 30 June 2022	397,477	43,961	8,095	10,415	459,948	775	1,256	1,620	202	3,853
Allowance for impairment losses	(775)	(1,256)	(1,620)	(202)	(3,853)
Net carrying amount	396,702	42,705	6,475	10,213	456,095

1    Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset's expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 12: Financial assets at amortised cost (continued)

	Gross carrying amount					Allowance for expected credit losses
Stage 1 £m		Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Reverse repurchase agreements
At 30 June 2022	56,516	-	-	-	56,516
Allowance for impairment losses	-	-	-	-	-
Net carrying amount	56,516	-	-	-	56,516

Debt securities
At 1 January 2022	6,827	9	2	-	6,838	1	-	2	-	3
Exchange and other adjustments	359	-	-	-	359	(1)	-	-	-	(1)
Transfers to Stage 1	9	(9)	-		-	-	-	-		-
Impact of transfers between stages	9	(9)	-		-	-	-	-		-
						-	-	-		-
Other changes in credit quality						1	-	-	-	1
Additions and repayments	1,787	-	-	-	1,787	1	-	-	-	1
Charge to the income statement						2	-	-	-	2
At 30 June 2022	8,982	-	2	-	8,984	2	-	2	-	4
Allowance for impairment losses	(2)	-	(2)	-	(4)
Net carrying amount	8,980	-	-	-	8,980
Total financial assets at amortised cost	470,041	42,705	6,475	10,213	529,434

The total allowance for impairment losses includes £94 million (31 December 2021: £95 million) in respect of residual value impairment and voluntary terminations within the Group's UK Motor Finance business.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 12: Financial assets at amortised cost (continued)

Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Undrawn balances
At 1 January 2022	109	86	5	-	200
Exchange and other adjustments	2	-	(1)	-	1
Transfers to Stage 1	23	(23)	-		-
Transfers to Stage 2	(6)	6	-		-
Transfers to Stage 3	-	(2)	2		-
Impact of transfers between stages	(18)	38	(1)		19
	(1)	19	1		19
Other items taken to the income statement	13	4	(1)	-	16
Charge (credit) to the income statement	12	23	-	-	35
At 30 June 2022	123	109	4	-	236

The Group's total impairment allowances at 30 June 2022 were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

In respect of:
Loans and advances to banks	4	-	-	-	4
Loans and advances to customers	775	1,256	1,620	202	3,853
Debt securities	2	-	2	-	4
Financial assets at amortised cost	781	1,256	1,622	202	3,861
Other assets	-	-	23	-	23
Provisions in relation to loan commitments and financial guarantees	123	109	4	-	236
Total	904	1,365	1,649	202	4,120
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	3	-	-	-	3
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 12: Financial assets at amortised cost (continued)

Year ended 31 December 2021

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Loans and advances to banks
At 1 January 2021	8,066	-	-	-	8,066	6	-	-	-	6
Exchange and other adjustments	(11)	-	-	-	(11)	-	-	-	-	-
Other changes in credit quality						(5)	-	-	-	(5)
Additions and repayments	(1,053)	-	-	-	(1,053)	-	-	-	-	-
Credit to the income statement						(5)	-	-	-	(5)
At 31 December 2021	7,002	-	-	-	7,002	1	-	-	-	1
Allowance for impairment losses	(1)	-	-	-	(1)
Net carrying amount	7,001	-	-	-	7,001

Loans and advances to customers
At 1 January 2021	375,300	51,659	6,490	12,511	445,960	1,372	2,145	1,982	261	5,760
Exchange and other adjustments1	(2,686)	(39)	(81)	68	(2,738)	(3)	(6)	(1)	121	111
Transfers to Stage 1	18,705	(18,665)	(40)		-	564	(553)	(11)		-
Transfers to Stage 2	(12,009)	12,724	(715)		-	(48)	155	(107)		-
Transfers to Stage 3	(872)	(1,822)	2,694		-	(13)	(220)	233		-
Impact of transfers between stages	5,824	(7,763)	1,939		-	(428)	195	221		(12)
						75	(423)	336		(12)
Other changes in credit quality						(245)	(271)	255	(48)	(309)
Additions and repayments	21,598	(8,926)	(1,007)	(1,565)	10,100	(221)	(346)	(99)	(87)	(753)
Methodology and model changes						(63)	15	6	-	(42)
(Credit) charge to the income statement						(454)	(1,025)	498	(135)	(1,116)
Advances written off			(1,058)	(37)	(1,095)			(1,058)	(37)	(1,095)
Recoveries of advances written off in previous years			160	-	160			160	-	160
At 31 December 2021	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820
Allowance for impairment losses	(915)	(1,114)	(1,581)	(210)	(3,820)
Net carrying amount	399,121	33,817	4,862	10,767	448,567

1    Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset's expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 12: Financial assets at amortised cost (continued)

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Reverse repurchase agreements
At 31 December 2021	54,753	-	-	-	54,753
Allowance for impairment losses	-	-	-	-	-
Net carrying amount	54,753	-	-	-	54,753

Debt securities
At 1 January 2021	5,406	-	2	-	5,408	1	-	2	-	3
Exchange and other adjustments	(20)	-	-	-	(20)	-	-	-	-	-
Transfers to Stage 2	(6)	6	-		-	-	-	-		-
Impact of transfers between stages	(6)	6	-		-	-	-	-		-
						-	-	-		-
Additions and repayments	1,447	3	-	-	1,450	-	-	-	-	-
Charge to the income statement						-	-	-	-	-
At 31 December 2021	6,827	9	2	-	6,838	1	-	2	-	3
Allowance for impairment losses	(1)	-	(2)	-	(3)
Net carrying amount	6,826	9	-	-	6,835
Total financial assets at amortised cost	467,701	33,826	4,862	10,767	517,156

Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Undrawn balances
At 1 January 2021	212	234	13	-	459
Exchange and other adjustments	(1)	(2)	1	-	(2)
Transfers to Stage 1	78	(78)	-		-
Transfers to Stage 2	(8)	8	-		-
Transfers to Stage 3	(1)	(6)	7		-
Impact of transfers between stages	(69)	18	(4)		(55)
	-	(58)	3		(55)
Other items taken to the income statement	(102)	(88)	(12)	-	(202)
Credit to the income statement	(102)	(146)	(9)	-	(257)
At 31 December 2021	109	86	5	-	200

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 12: Financial assets at amortised cost (continued)

The Group's total impairment allowances at 31 December 2021 were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

In respect of:
Loans and advances to banks	1	-	-	-	1
Loans and advances to customers	915	1,114	1,581	210	3,820
Debt securities	1	-	2	-	3
Financial assets at amortised cost	917	1,114	1,583	210	3,824
Other assets	-	-	18	-	18
Provisions in relation to loan commitments and financial guarantees	109	86	5	-	200
Total	1,026	1,200	1,606	210	4,042
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	3	-	-	-	3

The movement tables are compiled by comparing the position at the reporting date to that at the beginning of the year.

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the period end, with the exception of those held within purchased or originated credit-impaired, which are not transferable.

Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes (see note 13).

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 13: Debt securities in issue

	At 30 June 2022			At 31 December 2021
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m

Medium-term notes issued	5,614	37,912	43,526	6,504	37,354	43,858
Covered bonds	-	15,282	15,282	-	17,409	17,409
Certificates of deposit issued	-	6,440	6,440	-	4,454	4,454
Securitisation notes	29	3,574	3,603	33	3,672	3,705
Commercial paper	-	11,076	11,076	-	8,663	8,663
	5,643	74,284	79,927	6,537	71,552	78,089

The notes issued by the Group's securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes

At 30 June 2022, external parties held £3,603 million (31 December 2021: £3,705 million) of the Group's securitisation notes in issue; these notes, together with those held internally, are secured on loans and advances to customers and debt securities held at amortised cost amounting to £30,555 million (31 December 2021: £31,406 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.

Covered bond programmes

At 30 June 2022, external parties held £15,282 million (31 December 2021: £17,409 million) of the Group's covered bonds in issue; these bonds, together with those held internally, are secured on certain loans and advances to customers amounting to £31,345 million (31 December 2021: £36,729 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.

Cash deposits of £4,035 million (31 December 2021: £3,558 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 14: Retirement benefit obligations

The Group's post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Defined benefit pension schemes:
Fair value of scheme assets	39,365	51,534
Present value of funded obligations	(33,992)	(47,130)
Net pension scheme asset	5,373	4,404
Other post-retirement schemes	(87)	(103)
Total amounts recognised in the balance sheet	5,286	4,301

Recognised on the balance sheet as:
Retirement benefit assets	5,473	4,531
Retirement benefit obligations	(187)	(230)
Total amounts recognised in the balance sheet	5,286	4,301

Movements in the Group's net post-retirement defined benefit scheme asset during the period were as follows:

£m

Asset at 1 January 2022	4,301
Income statement charge	(68)
Employer contributions	1,434
Remeasurement	(382)
Exchange and other adjustments	1
Asset at 30 June 2022	5,286

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Defined benefit schemes	68	122	114
Defined contribution schemes	167	162	140
Total charge to the income statement	235	284	254

The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 Jun 2022%	At 31 Dec 2021%

Discount rate	3.80	1.94
Rate of inflation:
Retail Price Index	3.10	3.21
Consumer Price Index	2.77	2.92
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.82	2.88

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 15: Other provisions

Provisions for financial commitments and guarantees £m		Regulatory and legal provisions £m	Other £m	Total £m

At 1 January 2022	200	1,156	736	2,092
Exchange and other adjustments	1	2	82	85
Provisions applied	-	(245)	(170)	(415)
Charge for the period	35	79	77	191
At 30 June 2022	236	992	725	1,953

Regulatory and legal provisions

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the half-year to 30 June 2022 the Group charged a further £79 million in respect of legal actions and other regulatory matters.

The unutilised balance at 30 June 2022 was £992 million (31 December 2021: £1,156 million). The most significant items are as follows:

HBOS Reading - review

The Group continues to apply the recommendations from Sir Ross Cranston's review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The appeal process for the further assessment of debt relief and de facto director status is now nearing completion. Further details of the Foskett Panel were announced on 3 April 2020 and the Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel's stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.

Following the emergence of the first outcomes of the Foskett Panel through 2021, the Group charged a further £790 million in the year ended 31 December 2021, of which £600 million was recognised in the fourth quarter. This included operational costs in relation to Dame Linda Dobbs's review, which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group during the period from January 2009 to January 2017, and other programme costs. A significant proportion of the fourth quarter charge related to the estimated future awards from the Foskett Panel. To date the Foskett Panel has shared outcomes on a limited subset of the total population which covers a wide range of businesses and different claim characteristics. The estimated awards provision recognised is therefore materially dependent on the assumption that the limited number of awards to date are representative of the full population of cases.

Following the provision taken for the independent review of compensation for customers of HBOS Reading, the Remuneration Committee has undertaken its review of whether performance adjustments are required in light of the shortcomings identified by Sir Ross Cranston in relation to the original review of customer compensation overseen by Professor Griggs. Taking into account prior actions taken, including the voluntary withdrawal of the former Group Chief Executive and former Chief Operating Officer from the 2019 GPS awards as a result of the overall performance of the Group and the issues faced during 2019, including publication of the Cranston report, the Remuneration Committee has determined that the Group's performance adjustment requirements have been met in respect of the Executive Directors in office at the relevant time.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 15: Other provisions (continued)

In June 2022 the Foskett Panel announced an alternative option, in the form of a fixed sum award, which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. The estimated awards provision recognised at 31 December 2021 remains the Group's best estimate of the cost to conclude the process. With the alternative process only recently commenced and no experience of overall participation, alongside previously stated existing uncertainties, there is a risk that the final outcome could be significantly different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process. The Group is committed to implementing Sir Ross's recommendations in full.

Payment protection insurance

The Group has incurred costs for PPI over a number of years totalling £21,960 million. Good progress continues to be made towards ensuring operational completeness, ahead of an orderly programme close. In addition to the above, the Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions. PPI litigation remains inherently uncertain, with a number of key court judgments due to be delivered in the second half of 2022.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The Group had provided £695 million up to 31 December 2021 and no further amounts have been provided in the half-year to 30 June 2022. The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

Note 16: Contingent liabilities, commitments and guarantees

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not involved in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

●  Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard's MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)

●  Litigation brought on behalf of UK consumers in the English Courts against Mastercard

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc's acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 16: Contingent liabilities, commitments and guarantees (continued)

LIBOR and other trading rates

Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.

Certain Group companies are also named as defendants in (i) UK-based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or any related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2023. If the final determination of the matter by the judicial process is that HMRC's position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £865 million (including interest) and a reduction in the Group's deferred tax asset of approximately £305 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, which could relate to a number of issues, including financial, environmental or other regulatory matters, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established based on management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However, the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 15.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 16: Contingent liabilities, commitments and guarantees (continued)

Contingent liabilities, commitments and guarantees arising from the banking business

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Contingent liabilities
Acceptances and endorsements	415	191
Other:
Other items serving as direct credit substitutes	560	510
Performance bonds, including letters of credit, and other transaction-related contingencies	2,103	2,043
	2,663	2,553
Total contingent liabilities	3,078	2,744

Commitments and guarantees
Forward asset purchases and forward deposits placed	75	61
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	20,060	17,807
Other commitments and guarantees	87,374	88,454
	107,434	106,261
1 year or over original maturity	37,143	36,411
Total commitments and guarantees	144,652	142,733

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £74,680 million (31 December 2021: £71,158 million) was irrevocable.
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 17: Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 48 to the Group's financial statements for the year ended 31 December 2021 details the definitions of the three levels in the fair value hierarchy.

Valuation control framework

Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios

Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument's valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.

Valuation methodology

For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group's financial statements for the year ended 31 December 2021 applied to these portfolios.

The table below summarises the carrying values of financial assets and liabilities measured at amortised cost in the Group's consolidated balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2022		At 31 December 2021
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets
Loans and advances to banks	7,843	7,845	7,001	6,997
Loans and advances to customers	456,095	459,135	448,567	451,772
Reverse repurchase agreements	56,516	56,516	54,753	54,753
Debt securities	8,980	8,865	6,835	6,876
Financial assets at amortised cost	529,434	532,361	517,156	520,398

Financial liabilities
Deposits from banks	7,470	7,471	7,647	7,647
Customer deposits	478,213	478,295	476,344	476,506
Repurchase agreements at amortised cost	48,175	48,175	31,125	31,125
Debt securities in issue	74,284	73,694	71,552	74,665
Subordinated liabilities	10,773	11,246	13,108	14,804

Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income and financial liabilities at fair value through profit or loss are recognised at fair value.

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation. Fair values have not been disclosed for discretionary participating investment contracts. There is currently no agreed definition of fair valuation for discretionary participation features applied under IFRS and therefore the range of possible fair values of these contracts cannot be measured reliably.
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 17: Fair values of financial assets and liabilities (continued)

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group's consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2022
Financial assets at fair value through profit or loss:
Loans and advances to banks	-	5,096	-	5,096
Loans and advances to customers	-	13,014	8,730	21,744
Debt securities	10,287	27,070	1,737	39,094
Treasury and other bills	21	-	-	21
Contracts held with reinsurers	-	11,194	-	11,194
Equity shares	100,655	-	1,641	102,296
Total financial assets at fair value through profit or loss	110,963	56,374	12,108	179,445
Financial assets at fair value through other comprehensive income:
Debt securities	10,955	13,040	67	24,062
Treasury and other bills	-	-	-	-
Equity shares	-	-	267	267
Total financial assets at fair value through other comprehensive income	10,955	13,040	334	24,329
Derivative financial instruments	323	28,791	620	29,734
Total financial assets carried at fair value	122,241	98,205	13,062	233,508

At 31 December 2021
Financial assets at fair value through profit or loss:
Loans and advances to banks	-	4,170	-	4,170
Loans and advances to customers	-	15,575	9,793	25,368
Debt securities	17,668	27,773	1,777	47,218
Treasury and other bills	19	-	-	19
Contracts held with reinsurers	-	12,371	-	12,371
Equity shares	115,882	-	1,743	117,625
Total financial assets at fair value through profit or loss	133,569	59,889	13,313	206,771
Financial assets at fair value through other comprehensive income:
Debt securities	15,257	12,490	70	27,817
Treasury and other bills	85	-	-	85
Equity shares	-	-	235	235
Total financial assets at fair value through other comprehensive income	15,342	12,490	305	28,137
Derivative financial instruments	44	21,114	893	22,051
Total financial assets carried at fair value	148,955	93,493	14,511	256,959

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 17: Fair values of financial assets and liabilities (continued)

Financial liabilities	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2022
Financial liabilities at fair value through profit or loss:
Liabilities designated at fair value through profit or loss	-	5,613	44	5,657
Trading liabilities	2,342	11,736	-	14,078
Total financial liabilities at fair value through profit or loss	2,342	17,349	44	19,735
Derivative financial instruments	135	25,584	812	26,531
Liabilities arising from non-participating investment contracts	-	40,542	-	40,542
Total financial liabilities carried at fair value	2,477	83,475	856	86,808

At 31 December 2021
Financial liabilities at fair value through profit or loss:
Liabilities designated at fair value through profit or loss	-	6,504	37	6,541
Trading liabilities	1,569	15,013	-	16,582
Total financial liabilities at fair value through profit or loss	1,569	21,517	37	23,123
Derivative financial instruments	62	17,054	944	18,060
Liabilities arising from non-participating investment contracts	-	45,040	-	45,040
Total financial liabilities carried at fair value	1,631	83,611	981	86,223

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 17: Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio

The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Derivative assets £m	Total financial assets carried at fair value £m

At 1 January 2022	13,313	305	893	14,511
Exchange and other adjustments	15	1	21	37
(Losses) gains recognised in the income statement within other income	(1,140)	-	160	(980)
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	-	32	-	32
Purchases/increases to customer loans	622	-	41	663
Sales/repayments of customer loans	(818)	(4)	(9)	(831)
Transfers into the level 3 portfolio	161	-	-	161
Transfers out of the level 3 portfolio	(45)	-	(486)	(531)
At 30 June 2022	12,108	334	620	13,062
(Losses) gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2022	(1,080)	-	254	(826)

At 1 January 2021	15,046	346	981	16,373
Exchange and other adjustments	(16)	(7)	3	(20)
Losses recognised in the income statement within other income	(135)	-	(154)	(289)
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	-	43	-	43
Purchases/increases to customer loans	644	-	302	946
Sales/repayments of customer loans	(1,520)	(8)	(64)	(1,592)
Transfers into the level 3 portfolio	19	-	-	19
Transfers out of the level 3 portfolio	(778)	-	-	(778)
At 30 June 2021	13,260	374	1,068	14,702
Losses recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2021	(187)	-	(156)	(343)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 17: Fair values of financial assets and liabilities (continued)

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial liabilities at fair value through profit or loss £m	Derivative liabilities £m	Total financial liabilities carried at fair value £m

At 1 January 2022	37	944	981
Exchange and other adjustments	-	17	17
Losses recognised in the income statement within other income	8	5	13
Additions	4	37	41
Redemptions	(2)	(13)	(15)
Transfers into the level 3 portfolio	-	-	-
Transfers out of the level 3 portfolio	(3)	(178)	(181)
At 30 June 2022	44	812	856
Losses recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2022	7	33	40

At 1 January 2021	45	1,374	1,419
Exchange and other adjustments	-	3	3
Gains recognised in the income statement within other income	(2)	(247)	(249)
Additions	1	201	202
Redemptions	(5)	(19)	(24)
Transfers into the level 3 portfolio	-	-	-
Transfers out of the level 3 portfolio	-	(43)	(43)
At 30 June 2021	39	1,269	1,308
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2021	(2)	(244)	(246)
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 17: Fair values of financial assets and liabilities (continued)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				Effect of reasonably possible alternative assumptions1
At 30 June 2022	Valuation techniques	Significant unobservable inputs2	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+213bps)	8,730	429	(359)
Equity and venture capital investments	Market approach	Earnings multiple (3.5/16.8)	1,672	118	(118)
	Underlying asset/net asset value (incl. property prices)3	n/a	911	119	(125)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows3	n/a	626	8	(35)
Other			169	12	(12)
			12,108
Financial assets at fair value through other comprehensive income			334
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (11%/147%)	620	5	(5)
			620
Level 3 financial assets carried at fair value			13,062

Financial liabilities at fair value through profit or loss			44
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (11%/147%)	812
			812
Level 3 financial liabilities carried at fair value			856

1    Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

2    Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

3    Underlying asset/net asset values represent fair value.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 17: Fair values of financial assets and liabilities (continued)

				Effect of reasonably possible alternative assumptions1
At 31 December 2021	Valuation techniques	Significant unobservable inputs2	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+213bps)	9,793	502	(460)
Equity and venture capital investments	Market approach	Earnings multiple (3.5/14.9)	1,692	191	(191)
	Underlying asset/net asset value (incl. property prices)3	n/a	892	123	(131)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows3	n/a	745	22	(16)
Other			191	13	(13)
			13,313
Financial assets at fair value through other comprehensive income			305
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/168%)	893	10	(23)
			893
Level 3 financial assets carried at fair value			14,511

Financial liabilities at fair value through profit or loss			37
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/168%)	944
			944
Level 3 financial liabilities carried at fair value			981

1    Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

2    Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

3    Underlying asset/net asset values represent fair value.

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group's financial statements for the year ended 31 December 2021.

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group's level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and is unchanged from that described in note 48 to the Group's financial statements for the year ended 31 December 2021.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 18: Interest rate benchmark reform

During 2022, the Group continues to manage the transition to alternative benchmark rates under its Group-wide IBOR transition programme. During 2021, the Group transitioned substantially all of its non-US Dollar LIBOR products and continues to work with customers to transition a small number of remaining contracts that either have yet to transition or have defaulted to the relevant synthetic LIBOR benchmark in the interim.

US Dollar LIBOR transition is expected to take place in the next year as these settings are expected to cease immediately after 30 June 2023. The majority of the Group's exposures are expected to transition through industry-led transition programmes managed by the London Clearing House and Futures exchanges, or through the International Swaps and Derivatives Association (ISDA) protocol. Other contracts (primarily loans) maturing after June 2023 will be managed through the Group's existing processes, either transitioning to an alternative benchmark rate or allowed to fallback under existing contract protocols or through US legislation.

At 30 June 2022, the Group had the following significant exposures impacted by interest rate benchmark reform which have yet to transition to the replacement benchmark rate:

At 30 June 2022	Sterling LIBOR £m	US Dollar LIBOR £m	Other1 £m	Total £m

Non-derivative financial assets
Financial assets at fair value through profit or loss	478	40	-	518
Loans and advances to banks	-	1,879	-	1,879
Loans and advances to customers	889	3,237	61	4,187
Debt securities	-	-	-	-
Financial assets at amortised cost	889	5,116	61	6,066
Financial assets at fair value through other comprehensive income	12	-	-	12
	1,379	5,156	61	6,596

Non-derivative financial liabilities
Customer deposits	-	83	-	83
Financial liabilities at fair value through profit or loss	-	103	-	103
Debt securities in issue	-	52	-	52
	-	238	-	238

Derivative notional/contract amount
Interest rate	2,841	263,430	1,208	267,479
Cross currency	-	38,093	1,344	39,437
	2,841	301,523	2,552	306,916

1    Balances within Other include Canadian Dollar Offered Rate for which a cessation announcement, effective after 28 June 2024, was published on 16 May 2022.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 18: Interest rate benchmark reform (continued)

At 31 December 2021	Sterling LIBOR £m	US Dollar LIBOR £m	Other £m	Total £m

Non-derivative financial assets
Financial assets at fair value through profit or loss	1,753	268	-	2,021
Loans and advances to banks	-	4,106	-	4,106
Loans and advances to customers	3,542	5,975	-	9,517
Debt securities	126	-	-	126
Financial assets at amortised cost	3,668	10,081	-	13,749
Financial assets at fair value through other comprehensive income	16	-	-	16
	5,437	10,349	-	15,786

Non-derivative financial liabilities
Customer deposits	-	74	-	74
Financial liabilities at fair value through profit or loss	-	100	3	103
Debt securities in issue	-	54	26	80
	-	228	29	257

Derivative notional/contract amount
Interest rate	12,734	286,921	-	299,655
Cross currency	-	42,229	-	42,229
	12,734	329,150	-	341,884

As at 30 June 2022, the LIBOR balances in the above table relate to contracts that have not transitioned to an alternative benchmark rate. In the case of Sterling LIBOR, this includes contracts that will have both cash flows and valuations determined on a synthetic LIBOR basis during 2022 as well as contracts referencing panel bank LIBOR that have not yet had an interest rate reset in 2022.

Of the £301,523 million of USD derivative notional balances as at 30 June 2022, £97,696 million relate to contracts with their final LIBOR fixing prior to LIBOR cessation and £163,360 million relate to exchange traded futures or contracts settled through the London Clearing House. Of the remaining £40,467 million, £40,041 million are fallback-eligible.

By 31 December 2021, the Group had transitioned its Sterling, Euro, Japanese Yen and Swiss Franc LIBOR hedge accounting models to risk-free rates. The Group plans to complete the transition of its USD LIBOR hedge accounting models ahead of the 30 June 2023 cessation date.
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 19: Credit quality of loans and advances to banks and customers

Gross drawn exposures and expected credit loss allowance

	Drawn exposures					Expected credit loss allowance
At 30 June 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Loans and advances to banks:
CMS 1-10	7,745	-	-	-	7,745	3	-	-	-	3
CMS 11-14	102	-	-	-	102	1	-	-	-	1
CMS 15-18	-	-	-	-	-	-	-	-	-	-
CMS 19	-	-	-	-	-	-	-	-	-	-
CMS 20-23	-	-	-	-	-	-	-	-	-	-
	7,847	-	-	-	7,847	4	-	-	-	4

Loans and advances to customers:
Retail - UK mortgages
RMS 1-6	266,547	25,096	-	-	291,643	44	205	-	-	249
RMS 7-9	1	2,499	-	-	2,500	-	50	-	-	50
RMS 10	-	786	-	-	786	-	20	-	-	20
RMS 11-13	-	1,725	-	-	1,725	-	62	-	-	62
RMS 14	-	-	3,424	10,415	13,839	-	-	254	202	456
	266,548	30,106	3,424	10,415	310,493	44	337	254	202	837

Retail - credit cards
RMS 1-6	11,572	1,156	-	-	12,728	83	59	-	-	142
RMS 7-9	912	750	-	-	1,662	34	107	-	-	141
RMS 10	-	123	-	-	123	-	31	-	-	31
RMS 11-13	-	260	-	-	260	-	114	-	-	114
RMS 14	-	-	280	-	280	-	-	111	-	111
	12,484	2,289	280	-	15,053	117	311	111	-	539

Retail - loans and overdrafts
RMS 1-6	7,317	337	-	-	7,654	90	21	-	-	111
RMS 7-9	1,306	385	-	-	1,691	56	54	-	-	110
RMS 10	32	116	-	-	148	3	27	-	-	30
RMS 11-13	11	306	-	-	317	1	116	-	-	117
RMS 14	-	-	256	-	256	-	-	135	-	135
	8,666	1,144	256	-	10,066	150	218	135	-	503

Retail - UK Motor Finance
RMS 1-6	11,864	1,204	-	-	13,068	99	22	-	-	121
RMS 7-9	610	366	-	-	976	5	14	-	-	19
RMS 10	-	86	-	-	86	-	9	-	-	9
RMS 11-13	2	176	-	-	178	-	35	-	-	35
RMS 14	-	-	179	-	179	-	-	105	-	105
	12,476	1,832	179	-	14,487	104	80	105	-	289
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 19: Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures and expected credit loss allowance (continued)

	Drawn exposures					Expected credit loss allowance
At 30 June 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail - other
RMS 1-6	15,673	1,085	-	-	16,758	15	12	-	-	27
RMS 7-9	899	725	-	-	1,624	12	12	-	-	24
RMS 10	-	2	-	-	2	-	-	-	-	-
RMS 11-13	117	593	-	-	710	-	34	-	-	34
RMS 14	-	-	1,280	-	1,280	-	-	54	-	54
	16,689	2,405	1,280	-	20,374	27	58	54	-	139
Total Retail	316,863	37,776	5,419	10,415	370,473	442	1,004	659	202	2,307

Commercial Banking
CMS 1-10	49,214	648	-	-	49,862	29	11	-	-	40
CMS 11-14	30,989	2,431	-	-	33,420	88	55	-	-	143
CMS 15-18	1,015	2,867	-	-	3,882	11	167	-	-	178
CMS 19	-	207	-	-	207	-	18	-	-	18
CMS 20-23	-	-	2,614	-	2,614	-	-	948	-	948
	81,218	6,153	2,614	-	89,985	128	251	948	-	1,327

Other1
RMS 1-6	945	31	-	-	976	5	1	-	-	6
RMS 7-9	-	-	-	-	-	-	-	-	-	-
RMS 10	-	-	-	-	-	-	-	-	-	-
RMS 11-13	-	-	-	-	-	-	-	-	-	-
RMS 14	-	-	56	-	56	-	-	9	-	9
	945	31	56	-	1,032	5	1	9	-	15
CMS 1-10	(1,284)	1	-	-	(1,283)	-	-	-	-	-
CMS 11-14	(260)	-	-	-	(260)	-	-	-	-	-
CMS 15-18	(1)	-	-	-	(1)	-	-	-	-	-
CMS 19	(4)	-	-	-	(4)	-	-	-	-	-
CMS 20-23	-	-	6	-	6	-	-	4	-	4
	(1,549)	1	6	-	(1,542)	-	-	4	-	4
Central adjustment	-	-	-	-	-	200	-	-	-	200
Total loans and advances to customers	397,477	43,961	8,095	10,415	459,948	775	1,256	1,620	202	3,853

In respect of:
Retail	316,863	37,776	5,419	10,415	370,473	442	1,004	659	202	2,307
Commercial Banking	81,218	6,153	2,614	-	89,985	128	251	948	-	1,327
Other1	(604)	32	62	-	(510)	205	1	13	-	219
Total loans and advances to customers	397,477	43,961	8,095	10,415	459,948	775	1,256	1,620	202	3,853

1    Includes centralised fair value hedge accounting adjustments.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 19: Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures and expected credit loss allowance (continued)

	Drawn exposures					Expected credit loss allowance
At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Loans and advances to banks:
CMS 1-10	6,941	-	-	-	6,941	1	-	-	-	1
CMS 11-14	61	-	-	-	61	-	-	-	-	-
CMS 15-18	-	-	-	-	-	-	-	-	-	-
CMS 19	-	-	-	-	-	-	-	-	-	-
CMS 20-23	-	-	-	-	-	-	-	-	-	-
	7,002	-	-	-	7,002	1	-	-	-	1

Loans and advances to customers:
Retail - UK mortgages
RMS 1-6	273,620	18,073	-	-	291,693	48	250	-	-	298
RMS 7-9	9	2,258	-	-	2,267	-	64	-	-	64
RMS 10	-	355	-	-	355	-	15	-	-	15
RMS 11-13	-	1,112	-	-	1,112	-	65	-	-	65
RMS 14	-	-	1,940	10,977	12,917	-	-	184	210	394
	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836

Retail - credit cards
RMS 1-6	11,252	1,107	-	-	12,359	67	43	-	-	110
RMS 7-9	896	623	-	-	1,519	29	71	-	-	100
RMS 10	-	112	-	-	112	-	22	-	-	22
RMS 11-13	-	235	-	-	235	-	82	-	-	82
RMS 14	-	-	292	-	292	-	-	128	-	128
	12,148	2,077	292	-	14,517	96	218	128	-	442

Retail - loans and overdrafts
RMS 1-6	7,220	501	-	-	7,721	84	23	-	-	107
RMS 7-9	938	286	-	-	1,224	39	33	-	-	72
RMS 10	18	74	-	-	92	2	14	-	-	16
RMS 11-13	5	244	-	-	249	1	83	-	-	84
RMS 14	-	-	271	-	271	-	-	139	-	139
	8,181	1,105	271	-	9,557	126	153	139	-	418

Retail - UK Motor Finance
RMS 1-6	11,662	1,309	-	-	12,971	101	25	-	-	126
RMS 7-9	583	298	-	-	881	5	15	-	-	20
RMS 10	-	69	-	-	69	-	7	-	-	7
RMS 11-13	2	152	-	-	154	-	27	-	-	27
RMS 14	-	-	201	-	201	-	-	116	-	116
	12,247	1,828	201	-	14,276	106	74	116	-	296
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 19: Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures and expected credit loss allowance (continued)

	Drawn exposures					Expected credit loss allowance
At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail - other1
RMS 1-6	15,330	777	-	-	16,107	21	10	-	-	31
RMS 7-9	1,265	616	-	-	1,881	5	27	-	-	32
RMS 10	-	2	-	-	2	-	-	-	-	-
RMS 11-13	177	612	-	-	789	-	21	-	-	21
RMS 14	-	-	778	-	778	-	-	55	-	55
	16,772	2,007	778	-	19,557	26	58	55	-	139
Total Retail	322,977	28,815	3,482	10,977	366,251	402	897	622	210	2,131

Commercial Banking1
CMS 1-10	44,994	192	-	-	45,186	23	1	-	-	24
CMS 11-14	30,261	3,305	-	-	33,566	76	75	-	-	151
CMS 15-18	762	2,330	-	-	3,092	9	121	-	-	130
CMS 19	-	255	-	-	255	-	18	-	-	18
CMS 20-23	-	-	2,892	-	2,892	-	-	943	-	943
	76,017	6,082	2,892	-	84,991	108	215	943	-	1,266

Other2
RMS 1-6	898	34	-	-	932	5	2	-	-	7
RMS 7-9	-	-	-	-	-	-	-	-	-	-
RMS 10	-	-	-	-	-	-	-	-	-	-
RMS 11-13	-	-	-	-	-	-	-	-	-	-
RMS 14	-	-	62	-	62	-	-	10	-	10
	898	34	62	-	994	5	2	10	-	17
CMS 1-10	192	-	-	-	192	-	-	-	-	-
CMS 11-14	(50)	-	-	-	(50)	-	-	-	-	-
CMS 15-18	-	-	-	-	-	-	-	-	-	-
CMS 19	2	-	-	-	2	-	-	-	-	-
CMS 20-23	-	-	7	-	7	-	-	6	-	6
	144	-	7	-	151	-	-	6	-	6
Central adjustment	-	-	-	-	-	400	-	-	-	400
Total loans and advances to customers	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820

In respect of:
Retail	322,977	28,815	3,482	10,977	366,251	402	897	622	210	2,131
Commercial Banking	76,017	6,082	2,892	-	84,991	108	215	943	-	1,266
Other2	1,042	34	69	-	1,145	405	2	16	-	423
Total loans and advances to customers	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820

1    Restated, see page 94.

2    Includes centralised fair value hedge accounting adjustments.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 20: Dividends on ordinary shares

An interim dividend for 2022 of 0.80 pence per ordinary share (half-year to 30 June 2021: 0.67 pence per ordinary share) will be paid on 12 September 2022. The total amount of this dividend is £550 million, before the impact of any further cancellations of shares under the Group's buyback programme (half-year to 30 June 2021: £473 million).

On 19 May 2022, a final dividend in respect of 2021 of 1.33 pence per share, totalling £930 million, following cancellations of shares under the Group's buyback programme up to the record date, was paid to shareholders.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the recommended dividend are:

Shares quoted ex-dividend	4 August 2022

Record date	5 August 2022

Final date for joining or leaving the dividend reinvestment plan	19 August 2022

Dividend paid	12 September 2022

Note 21: Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2022 and have not been applied in preparing these condensed consolidated half-year financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

With the exception of the minor amendments detailed below, as at 26 July 2022 these pronouncements have been endorsed for use in the United Kingdom.

IFRS 17 Insurance Contracts

IFRS 17 replaces IFRS 4 Insurance Contracts and is effective for annual periods beginning on or after 1 January 2023.

Annuity and protection business

The general measurement model, the core feature of IFRS 17, will be used for the Group's annuity and protection business. The discount rates are locked in at the inception of the contract. The effects of changes in discount rates are expected to be recognised in profit or loss in the period in which they arise, as an accounting policy choice.

Unit-linked and With-Profits business

There is an adaptation of the general measurement model for contracts with direct participation features (the variable fee approach) where changes in economic assumptions are taken to the contractual service margin. The expected profit will be recognised within the contractual service margin and released to profit or loss over the contract period.

General insurance business

Under IFRS 17, there is the option to use the simplified approach (the premium allocation approach), mainly for short-duration contracts. The insurance revenue recognised in profit or loss in the period reflects the expected premium received during the period, after adjusting for the time value of money and the effect of financial risk. The amortisation of insurance acquisition cash flows is taken to profit or loss on the basis of the passage of time.

Significant accounting policies and judgements

IFRS 17 requires insurance contracts and investment contracts with discretionary participation features to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. The fulfilment cash flows consist of the present value of future cash flows calculated using best estimate assumptions, together with an explicit risk adjustment for non-financial risk, and are required to be remeasured at each reporting date. The Group expects to use an explicit margins approach to calculate the risk adjustment. The contractual service margin represents the unearned profit on the insurance contracts and investment contracts with discretionary participation features. Changes to estimates of fulfilment cash flows which relate to future service are usually taken to the contractual service margin. The risk adjustment is released to profit or loss as risk expires.
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)

Note 21: Future accounting developments (continued)

Profit which is currently recognised through a value in-force asset under IFRS 4 will no longer be recognised at inception of an insurance contract, and the existing value in-force asset will be derecognised on transition. The expected profit for providing insurance contract services under IFRS 17 will be recognised in the contractual service margin and released to profit or loss throughout the contract period as those insurance contract services are provided.

IFRS 17 will have a significant impact on the timing of profit recognition for the insurance contracts and investment contracts with discretionary participation features issued by the Group. The new standard will not change the total profit recognised over the lifetime of these contracts compared to current accounting. The adoption of IFRS 17 will result in a reduction to retained earnings on transition because a proportion of the previously recognised profits from insurance contracts is included in the contractual service margin established as a liability, reflecting the retrospective application of IFRS 17 to the existing book of insurance contracts written by the Group.

For transition, the Group expects to use the full retrospective approach for business written from 2016 onwards and the fair value approach for business entered into prior to 2016.

The standard has been endorsed as effective from 1 January 2023, with a transition date of 1 January 2022 (reflecting the starting point for comparative results), and management is currently unable to quantify with reasonable assurance the estimated impact on transition to IFRS 17. This is because implementing the methodology for contract modifications, guaranteed annuity options, coverage units for the annuity business and the confidence level for the risk adjustment is ongoing and clarity on these areas is anticipated in the third quarter of 2022. The calculation of the transition impact of IFRS 17 will be completed during the second half of 2022. The Group will provide a summary of the transitional impacts in the future accounting developments note in the 2022 Annual Report and Accounts and expects to publish a more detailed transitional document in the first quarter of 2023.

As noted above, the transition date is the beginning of the annual reporting period immediately preceding the date of initial application, 1 January 2022. In accordance with IFRS 17, the Group is not required to present adjusted comparative information for any period presented before the initial application.

The Group's IFRS 17 project is progressing to plan. Work has focused on finalising compliance with the requirements of the standard, including methodologies, disclosures and accounting policies, and implementing the changes required to reporting and other systems. The Group is developing new data warehousing capabilities to cope with the capacity required to handle the increased data volumes arising because of IFRS 17. In addition, new actuarial liability calculation processes are being developed, including a model to calculate the contractual service margin. End-to-end testing has been undertaken and further dry runs are planned in the second half of 2022, ahead of full implementation from 1 January 2023.

Minor amendments to other accounting standards

The IASB has issued a number of minor amendments to IFRSs effective 1 January 2023 (including IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors). These amendments are not expected to have a significant impact on the Group.

Note 22: Other information

The financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2021 were approved by the Directors on 23 February 2022 and were delivered to the Registrar of Companies on 2 April 2022. The auditors' report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Act.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Directors listed below (being all the Directors of Lloyds Banking Group plc) confirm that to the best of their knowledge these condensed consolidated half-year financial statements have been prepared in accordance with UK adopted International Accounting Standard 34, Interim Financial Reporting, and that the half-year management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:

●  an indication of important events that have occurred during the six months ended 30 June 2022 and their impact on the condensed consolidated half-year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

●  material related party transactions in the six months ended 30 June 2022 and any material changes in the related party transactions described in the last annual report.

Signed on behalf of the Board by

Charlie Nunn
Group Chief Executive
26 July 2022

Lloyds Banking Group plc Board of Directors:

Executive Directors:
Charlie Nunn (Group Chief Executive)
William Chalmers (Chief Financial Officer)

Non-Executive Directors:
Robin Budenberg CBE (Chair)
Alan Dickinson (Deputy Chair)
Sarah Legg
Lord Lupton CBE
Amanda Mackenzie OBE
Harmeen Mehta
Catherine Woods

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC

Conclusion

We have been engaged by Lloyds Banking Group plc and its subsidiaries (the 'Group') to review the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 30 June 2022, which comprises the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement and related notes 1 to 22.

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 30 June 2022 is not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the Group will be prepared in accordance with United Kingdom adopted international accounting standards. The condensed consolidated set of financial statements included in this half-yearly financial report has been prepared in accordance with United Kingdom adopted International Accounting Standard 34, 'Interim Financial Reporting'.

Conclusion relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE (UK), however future events or conditions may cause the Group to cease to continue as a going concern.

Responsibilities of the Directors

The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half-yearly financial report, the Directors are responsible for assessing the Group's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the review of the financial information

In reviewing the half-yearly financial report, we are responsible for expressing to the Group a conclusion on the condensed consolidated set of financial statements in the half-yearly financial report. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report.

Use of our report

This report is made solely to the Group in accordance with International Standard on Review Engagements (UK) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the Group those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, England
26 July 2022

BASIS OF PRESENTATION

This news release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the half-year ended 30 June 2022. Unless otherwise stated, income statement commentaries throughout this document compare the half-year ended 30 June 2022 to the half-year ended 30 June 2021, and the balance sheet analysis compares the Group balance sheet as at 30 June 2022 to the Group balance sheet as at 31 December 2021. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document. Further information on these measures is set out on page 32. Unless otherwise stated, commentary on page 1 and on pages 7 and 9 is given on an underlying basis. The 2022 Half-Year Pillar 3 Disclosures will be available from the second half of August and can be found at: www.lloydsbankinggroup.com/investors/financial-downloads.

Operating cost comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 32.

Segmental information: During the half-year ended 30 June 2022, the Group migrated certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail; comparatives have been represented accordingly. In the half-year to 30 June 2022, the Group revised its liquidity transfer pricing methodology; comparative segmental net interest income has been presented on a consistent basis. Total Group figures are unaffected by these changes.

On 1 July 2022 the Group adopted a new organisation structure, aligned to our strategic objectives and our existing three customer-facing divisions. Going forward, disclosure will continue to be based on these three divisions.

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; risks concerning borrower and counterparty credit quality; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group's securities; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; potential changes in dividend policy; the ability to achieve strategic objectives; insurance risks; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; tightening of monetary policy in jurisdictions in which the Group operates; instability in the global financial markets, including within the Eurozone, and as a result of ongoing uncertainty following the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; assessment related to resolution planning requirements; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; projected employee numbers and key person risk; increased labour costs; assumptions and estimates that form the basis of the Group's financial statements; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Edward Sands

Director of Investor Relations

020 7356 1585

edward.sands@lloydsbanking.com

Nora Thoden

Director of Investor Relations - ESG

020 7356 2334

nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw

External Relations Director

020 7356 2362

grant.ringshaw@lloydsbanking.com

Matt Smith

Head of Media Relations

020 7356 3522

matt.smith@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 27 July 2022